CUSIP No. 51827W103                                           Page 1 of 18 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )


                          LATIN AMERICAN CASINOS, INC.
                                (Name of Issuer)

                         Common Stock, $.00067 par value
                         (Title of Class of Securities)


                                    51827W103
                                 (CUSIP Number)

                               Mr. David Matteson
                        Augustine Capital Management, LLC
                                 141 W. Jackson
                                   Suite 2182
                                Chicago, IL 60604
                                 (312) 427-5461
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 51827W103                                           Page 2 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              Augustine Fund, L.P.

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              Illinois

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               0 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              804,806 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              PN

CUSIP No. 51827W103                                           Page 3 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              Augustine Capital Management, LLC

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              Delaware

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               0 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              804,806 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              PN

CUSIP No. 51827W103                                           Page 4 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              John T. Porter

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              United States

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               804,806 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           804,806 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              804,806 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              IN

CUSIP No. 51827W103                                           Page 5 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              Brian D. Porter

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              United States

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               804,806 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           804,806 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              804,806 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              IN

CUSIP No. 51827W103                                           Page 6 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              Thomas Duszynski

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              United States

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               804,806 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           804,806 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              804,806 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              IN

CUSIP No. 51827W103                                           Page 7 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              David R. Asplund

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              United States

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               804,806 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           804,806 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              804,806 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              IN

CUSIP No. 51827W103                                           Page 8 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              Devenshire Management Corporation

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              Nevada

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               0 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              539,403 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              15.0%

14   Type of Reporting Person
              CO

CUSIP No. 51827W103                                           Page 9 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              Todd Sanders

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              United States

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               539,403 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           539,403 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              539,403 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              15.0%

14   Type of Reporting Person
              IN

CUSIP No. 51827W103                                          Page 10 of 18 Pages


1    Name of Reporting Person
     I.R.S. Identification Number of Above Person (entities only)
              William C. Bossung

2    Check The Appropriate Box If a Member of a Group               (a)[ ]
                                                                    (b)[X]

3    SEC Use Only

4    Source of Funds:  PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                 [ ]

6    Citizenship or Place of Organization
              United States

                     7     Sole Voting Power
                           0 shares
Number of
Shares               8     Shared Voting Power
Beneficially               539,403 shares
Owned By
Each Reporting       9     Sole Dispositive Power
Person With                0 shares

                     10    Shared Dispositive Power
                           539,403 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person-
              539,403 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                 [X]

13   Percent of Class Represented By Amount in Row (11)
              22.2%

14   Type of Reporting Person
              IN

CUSIP No. 51827W103                                          Page 11 of 18 Pages


Item 1.   Security and Issuer

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $.00067 per share ("Common Stock"), of Latin American Casinos, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2000 NE 164th Street, North Miami Beach, Florida 33162. The joint filing agreement of the persons filing this Schedule 13D is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Augustine Capital Management, LLC ("Augustine Capital"), Augustine Fund, LP ("Augustine Fund"), John T. Porter, Brian D. Porter, Thomas Duszynski and David R. Asplund, with respect to the shares of Common Stock beneficially owned by the foregoing entities (collectively, the "Augustine Entities"), all of which Common Stock is held in the name of Augustine Fund. Augustine Capital is the general partner of Augustine Fund. The controlling members, directors and officers of Augustine Capital are John T. Porter, Brian D. Porter, Thomas Duszynski and David R. Asplund. The business address of each of the Augustine Entities is 141 W. Jackson, Suite 2182, Chicago, IL 60604. The principal employment of John T. Porter, Brian D. Porter and Thomas Duszynski is investing in securities, conducted through Augustine Capital and Augustine Fund. The principal employment of David R. Asplund is trading securities. Augustine Capital is a Delaware limited liability company and Augustine Fund is an Illinois limited partnership.

          This statement is filed by Devenshire Management Corporation ("Devenshire Management") and Mr. Sanders with respect to the shares of Common Stock beneficially owned by Devenshire Management and Todd Sanders (collectively, the "Devenshire Entities"), all of which Common Stock is held in the name of Devenshire Management. This statement is filed by William C. Bossung with respect to the shares of Common Stock beneficially owned by Mr. Bossung, all of which Common Stock is held in the name of Mr. Bossung.

          The business address of each of the Devenshire Entities is 19800 MacArthur Boulevard, Suite 580, Irvine, California 92612. Mr. Sanders is self-employed as a consultant.

          The address of William C. Bossung is 9800 Camden Hills Avenue, Las Vegas, Nevada 89145. Mr. Bossung is self-employed as a consultant.

          (d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no Reporting Person (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 51827W103                                          Page 12 of 18 Pages


          (f) All of the individuals who are Reporting Persons are citizens of the United States.

          Collectively the foregoing entities are the "Reporting Persons." The Reporting Persons As a result of the acquisition of the securities set forth on this Schedule 13D, the Reporting Persons may be deemed to have formed a "group" with each other. Each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission by any of them that it has formed any such group.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Augustine Fund to acquire the 479, 806 shares of Common Stock it currently holds in its name is $529,806 (including a note for $50,000, due October 30, 2000, made to the seller of such shares). Such funds were provided from Augustine Fund's available capital. In addition to such shares, Augustine Fund holds a contractual right to acquire on October 30, 2000 an additional 325,000 shares of the Common Stock at $1.25 per share from a third party; if Augustine Fund acquires those shares, they will be issued by the Issuer to the third party and re-sold to Augustine Fund. Augustine Fund presently intends to purchase such additional shares.

          The amount of funds expended to date by Devenshire Management to acquire the 251,903 shares of Common Stock and the 125,000 publicly traded warrants of the Issuer it currently holds in its name is $323,263 (including a note for $25,000, due October 30, 2000, made to the seller of such shares). Such funds were provided from Devenshire Management's available capital. In addition to such shares, Devenshire Management holds a contractual right to acquire on October 30, 2000 an additional 162,500 shares of the Common Stock at $1.25 per share from a third party; if Devenshire Management acquires those shares, they will be issued by the Issuer to the third party and re-sold to Devenshire Management. Devenshire Management presently intends to purchase such additional shares.

          The amount of funds expended to date by William C. Bossung to acquire the 251,903 shares of Common Stock and the 125,000 publicly traded warrants of the Issuer he currently holds in his name is $323,263 (including a note for $25,000, due October 30, 2000, made to the seller of such shares). Such funds were provided from Mr. Bossung's available capital. In addition to such shares, Mr. Bossung holds a contractual right to acquire on October 30, 2000 an additional 162,500 shares of the Common Stock at $1.25 per share from a third party; if Mr. Bossung acquires those shares, they will be issued by the Issuer to the third party and re-sold to Mr. Bossung. Mr. Bossung presently intends to purchase such additional shares.

Item 4.   Purpose of Transaction

          The Reporting Persons acquired the shares of Common Stock beneficially owned by the Reporting Persons with the intent to exercise control of the Issuer. Mr. Sanders has recently been appointed to the Issuer's Board of Directors and elected chief executive

CUSIP No. 51827W103                                          Page 13 of 18 Pages


officer of the Issuer and Mr. Bossung has recently been appointed to the Issuer's Board of Directors and elected chief operating officer of the Issuer. Although Mr. Sanders, Mr. Bossung and the Augustine Entities have no formal arrangements with respect to control of the Issuer, at the present time Mr. Sanders and Mr. Bossung, as well as the Augustine Entities in their capacity as stockholder, contemplate working together to implement policies that they believe are in the best interests of the Issuer and its stockholders. Mr. Sanders, Mr. Bossung and the Augustine Entities intend to work together to formulate an ongoing business model with respect to the Issuer. Such policies may include sale of all or substantially all of the Issuer's assets, merger with another entity, or similar transactions. As a result, Mr. Sanders, Mr. Bossung and the Augustine Entities are currently contemplating various material changes in the business of the Issuer; however, no specific plans have been finalized for any specific such change.

          Each Reporting Person may make further purchases of shares of Common Stock. Reporting Persons may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,296,600, reported as the number of outstanding shares as of August 18, 2000, on a Form 10-Q for the period ended June 30, 2000. All purchases and sales of Common Stock reported herein were made in private transactions.

          Each of the Augustine Entities disclaims beneficial ownership of shares of Common Stock held by the Devenshire Entities or Mr. Bossung. Each of the Devenshire Entities disclaims beneficial ownership of shares of Common Stock held by the Augustine Entities or Mr. Bossung. Mr. Bossung disclaims beneficial ownership of shares of Common Stock held by the Augustine Entities or the Devenshire Entities.

(A)  Augustine Capital

     (a)-(b) See cover page.

     (c) Augustine Capital has effected no transactions in the Common Stock (other than through Augustine Fund).

     (d) Decisions regarding the Common Stock with respect to Augustine Capital, the general partner of Augustine Fund, are made by the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter, Thomas Duszynski and David R. Asplund.

CUSIP No. 51827W103                                          Page 14 of 18 Pages


(B)  Augustine Fund

     (a)-(b) See cover page.

     (c) Augustine Fund has purchased 479,806 shares of Common Stock, receiving certificates for such shares on October 5, 2000, at a price of $1.11 per share.

     (d) Decisions regarding the Common Stock with respect to Augustine Fund, the general partner of which is Augustine Capital, are made by the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter, Thomas Duszynski and David R. Asplund.

     (e)  N/A.

(C)  John T. Porter

     (a)-(b) See cover page.

     (c) John T. Porter has effected no transactions in the Common Stock (other than through Augustine Fund).

     (d)  N/A.

     (e)  N/A.

(D)  Brian D. Porter

     (a)-(b) See cover page.

     (c) Brian D. Porter has effected no transactions in the Common Stock (other than through Augustine Fund).

     (d)  N/A.

     (e)  N/A.

(E)  Thomas Duszynski

     (a)-(b) See cover page.

     (c) Thomas Duszynski has effected no transactions in the Common Stock (other than through Augustine Fund).

     (d)  N/A.

CUSIP No. 51827W103                                          Page 15 of 18 Pages


     (e)  N/A.

(F)  David R. Asplund

     (a)-(b) See cover page.

     (c) David R. Asplund has effected no transactions in the Common Stock (other than through Augustine Fund).

     (d)  N/A.

     (e)  N/A.

(G)  Devenshire Management

     (a)-(b) See cover page.

     (c) Devenshire Management has purchased 239,903 shares of Common Stock, receiving certificates for such shares on October 5, 2000, at a price of $1.11 per share. Devenshire Management has also purchased 12,000 shares of Common Stock at a price of $1.53 per share, and 125,000 publicly traded warrants of the Issuer at a price of $0.32 per warrant.

     (d) Decisions regarding the Common Stock held in the name of Devenshire Management are made exclusively by Todd Sanders, the President of Devenshire Management.

     (e)  N/A.

(H)  Todd Sanders

     (a)-(b) See cover page.

     (c) Todd Sanders has effected no transactions in the Common Stock (other than through Devenshire Management).

     (d)  N/A.

     (e)  N/A.

(I)  William C. Bossung

     (a)-(b) See cover page.

CUSIP No. 51827W103                                          Page 16 of 18 Pages


     (c) Mr. Bossung has purchased 239,903 shares of Common Stock, receiving certificates for such shares on October 5, 2000, at a price of $1.11 per share. Mr. Bossung has also purchased 12,000 shares of Common Stock at a price of $1.53 per share, and 125,000 publicly traded warrants of the Issuer at a price of $0.32 per warrant.

     (d)  N/A.

     (e)  N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

      No.    Description
      ---    -----------
      1      Joint Filing Agreement.

CUSIP No. 51827W103                                          Page 17 of 18 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 12, 2000

                                      AUGUSTINE FUND, L.P.

                                      By:  AUGUSTINE CAPITAL MANAGEMENT, LLC
                                           General Partner

                                      By:       /s/ John T. Porter
                                                John T. Porter, President


                                      AUGUSTINE CAPITAL MANAGEMENT, LLC

                                      By:       /s/ John T. Porter
                                                John T. Porter, President


                                      DEVENSHIRE MANAGEMENT CORPORATION

                                      By:       /s/ Todd Sanders
                                                Todd Sanders, President


By:  /s/ John T. Porter
     John T. Porter

By:  /s/ Brian D. Porter
     Brian D. Porter

By:  /s/ Thomas Duszynski
     Thomas Duszynski

By:  /s/ David R. Asplund
     David R. Asplund

By:  /s/ Todd Sanders
     Todd Sanders

By:  /s/ William C. Bossung
     William C. Bossung